

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2010

Issam Abud
President
Income Now Consulting
1736 Angel Falls Street
Las Vegas, NV 89142-1230

> **Re:** **Income Now Consulting**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 8, 2010**
> **File No. 333-167984**

Dear Mr. Abud:

We have reviewed your amended registration statement and response letter dated October 8, 2010 and have the following comments.

General

1. Please include updated interim financial statements with your next amendment. See Rule 8-08 of Regulation S-X.

Description of Business

Blank Check Company Issues, page 30

2. We note that you have included disclosure regarding Securities Act Rule 419 governing offerings by blank check companies, which you have asserted is not applicable to you. Please explain in your response letter your reasons for including in your prospectus disclosure of this type that, according to you, does not relate to your company or business. To the extent you have reason to believe your company may fall within the definition of a blank check company under Rule 419, please advise.

3. In addition, please tell us whether you have any plans, proposals or arrangements to engage in any merger or acquisition with any companies whose lines of business are different than your own. For instance, tell us whether you are presently negotiating or have had any negotiations, preliminary or otherwise, with any other companies in other lines of business regarding possible business combinations. In addition, tell us whether you expect or intend to engage in any such mergers or acquisitions within the next 12 months. If you have no such plans, proposals or arrangements, please include an unambiguous statement to this effect in your response letter.

If you have questions regarding the financial statements and related matters, please contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406. For all other questions, please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, in his absence, the undersigned at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile: (713) 524-4122
        John S. Gillies
        The Loev Law Firm, PC